DGSE Companies, Inc.
2817 Forest Lane
Dallas, Texas 75234

April 23, 2007

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: H. Christopher Owings Assistant Director

Re:	DGSE Companies, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed April 19, 2007 File No. 333-140890

Dear Mr. Owings:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, DGSE Companies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) to become effective at 5:00 p.m. Eastern Time on Tuesday, April 24, 2007, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 23, 2007

Please confirm that the Registration Statement has been declared effective by telephoning Andreas F. Pour of Sheppard, Mullin, Richter & Hampton LLP at (858) 720-7407. Questions or comments with respect to this request or the Registration Statement may be directed to Mr. Pour by telephone, email or facsimile at (858) 847-4878.

Thank you for your consideration in this matter.

Very truly yours,

DGSE Companies, Inc.

By:	/s/ John Benson
John Benson Chief Financial Officer

cc:	Mara Ransom, Esq.
Securities and Exchange Commission

John J. Hentrich, Esq.
Andreas F. Pour, Esq.
Sheppard, Mullin, Richter & Hampton LLP